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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                  PRESS RELEASE ISSUED ON AUGUST 8,  2001
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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         (Translation of Registrant's Name into English)

         612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
          -------                                                       -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                  No   X
   -------                             -------


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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Press Release dated August 8, 2001 (# 26/01)


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                                [QUEBECOR WORLD LOGO]


                                                                          26/01
FOR RELEASE: AUGUST 08, 2001                                        Page 1 of 2

                 QUEBECOR WORLD MEXICAN ACQUISITION TO INCREASE
           SALES BY SIXFOLD IN ONE OF LATIN AMERICA'S LARGEST MARKETS

MONTREAL & MEXICO CITY- Quebecor World Inc. (NYSE,TSE: IQW) today announced it has purchased manufacturing assets of Grupo Serla, one of Mexico's leading commercial printers. Serla is currently a primary printer of educational textbooks and a secondary printer of directories. Quebecor World will increase Serla's directory capacity by 300% and its book capacity will be increased 100%. Terms of the transaction were not disclosed. The transaction will close in the fourth quarter 2001. Quebecor World's sales in this key NAFTA market will grow sixfold.

In May, Quebecor World announced the signing of a major long-term directory contract with the Telmex subsidiary ADSA. Under the contract Quebecor World will print 20 billion directory pages per year in Mexico, which is almost the volume of all the directory pages the Company prints in Canada where it has more than 90% of the market.

Quebecor World has more than 75% of the Mexican directory market. Telephone directory demand closely correlates to main line telephone installations which, according to the World Bank, grew at 6.1% per annum in Mexico during 1995-2000. Quebecor World projects this healthy growth trend will continue in the coming years.

The ADSA contract will be produced with the existing Grupo Serla assets and three full directory press lines being re-deployed from Quebecor World's North American platform. This is possible because the Company is currently retooling its North American directory platform to improve productivity, competitiveness and customer service.

The skilled Serla employees will reduce startup costs and risk, allowing Quebecor World to begin local manufacturing during the fourth quarter 2001.

"This is more than an investment in one contract, it is an investment in the future," said Charles G. Cavell, President and CEO of Quebecor World Inc. "The experienced Serla employees are an important asset in this transaction."

More than one-third of the Mexican population, 34 million people, is under the age of 15 and the government is committed to increased spending on education. Grupo Serla is an important player in this market. Its primary customers are the Mexican government agencies responsible for purchasing primary and secondary school textbooks. The


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                                                                    Page 2 of 2

government now purchases approximately 200 million books per year. These key historic relationships in textbook printing uniquely position the Company to participate fully in this fast growing market.

The overall book market in the Latin American/Caribbean region is expected to grow by 9% per annum between 2000-2005 according to The Book Industry Study Group, Euromonitor and Wilkofsky Gruen Associates. To capitalize on this strong growth and to compliment the Serla capacity Quebecor World is proceeding to increase capacity at its existing book plant, Quebecor World Graficas Monte Alban, Queretaro, by 50%.

"Our markets, management and employees in this region are among the best performing in our global franchise," said Mr. Cavell. Three of our Latin American plants consistently produce industry-leading margins. By the end of this year all our Latin American plants will be digitally linked by satellite or fiber optics allowing us to move work from one plant to another reducing geographic risks and distribution costs. Mexico will play a key role in our Latin American book platform producing for the local and international markets."

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts                                       Tony Ross
Director, Corporate Finance and                      Director, Communications
Investor Relations                                   Quebecor Word Inc.
Quebecor World Inc.                                  (514) 877-5317
(514) 877-5118                                       (800) 567-7070
(800) 567-7070

Sean Twomey
Senior Vice President,
Quebecor World Latin America
54-11-4313-7107


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               QUEBECOR WORLD INC.

                         By:    /s/ Marie D. Hlavaty
                             ---------------------------------------------
                         Name:      Marie D. Hlavaty
                         Title:     Vice President, General Counsel & Secretary

Date: August 9, 2001